SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICANA PUBLISHING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

Mark Angelo
Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Mark Angelo
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

October 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Cornell Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,609,515
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 25,609,515
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,609,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.899%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Yorkville Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,609,515 (as General Partner of Cornell Capital Partners, LP)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,609,515 (as General Partner of Cornell Capital Partners, LP)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,609,515 (as General Partner of Cornell Capital Partners, LP)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.899%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,609,515 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,609,515 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,609,515 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.899%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement relates to shares of common stock, no par value per share (the “Shares”), of Americana Publishing, Inc. a Colorado corporation (the “Issuer”). The principal executive office of the Issuer is located at 303 San Mateo NE, Suite 104A, Albuquerque, NM 87108.

Item 2. Identity and Background.

(a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP (“Cornell”), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (Cornell, Yorkville and Angelo collectively, the “Reporting Persons”).

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

(d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Of the Shares, one million four hundred seventy-eight thousand nine hundred forty (1,478,940) were acquired as compensation pursuant to the Standby Equity Distribution Agreement dated March 31, 2005, and eleven million four hundred thirty thousand five hundred seventy-five (11,430,575) are available under the terms of a Warrant dated March 31, 2005. The balance of the Shares, or the sum of twelve million seven hundred thousand (12,700,000) shares, were acquired under an Advance Notice, pursuant to the terms of the Standby Equity Distribution Agreement, at a purchase price of $0.0012 per share.

Item 4. Purpose of Transaction.

Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of October 12, 2005 Cornell was the record and beneficial owner 25,609,773 Shares representing 9.899% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell and Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares. may be deemed to have a beneficial ownership in the aforementioned Shares.

Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

(c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Cornell and the Issuer are parties to the following agreements, dated March 31, 2005 relating to the Shares: Standby Equity Distribution Agreement, Registration Rights Agreement and Placement Agent Agreement.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2005     REPORTING PERSONS:

CORNELL CAPITAL PARTNERS, LP

By: Yorkville Advisors, LLC
Its: General Partner

By: /s/ Mark Angelo
Name: Mark Angelo
                                          Its: Portfolio Manager

YORKVILLE ADVISORS, LLC

By: /s/ Mark Angelo
Name: Mark Angelo
Its: Portfolio Manager

/s/ Mark Angelo
                                                                                    MARK ANGELO

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock no par value per share, of Americana Publishing, Inc. a Colorado corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 12, 2005.

REPORTING PERSONS:

CORNELL CAPITAL PARTNERS, LP

By: Yorkville Advisors, LLC
Its: General Partner

By: /s/ Mark Angelo
Name: Mark Angelo
Its: Portfolio Manager

YORKVILLE ADVISORS, LLC

By: /s/ Mark Angelo
                                                                                                                Name: Mark Angelo
Its: Portfolio Manager

/s/ Mark Angelo
MARK ANGELO